Exhibit 21
Subsidiaries of the Registrant

Name, Jurisdiction                                                                                                         Relationship

Apco Argentina S.A. (Argentine corporation)	Subsidiary owned 95% by Apco Oil and Gas International Inc.

Apco Properties Ltd. (Cayman Islands company)	Subsidiary owned 100% by Apco Oil and Gas International Inc.
Apco Austral S.A. (Argentine corporation)	Subsidiary owned 98.49% by Apco Oil and Gas International Inc.